August 25, 2022

VIA EDGAR
==========
John Kernan
Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Mr. Kernan,
On July 26, 2022, you provided comments by telephone to Tanya Boyle to the annual report for the period ended August 31, 2021 of the Roumell Opportunistic Value Fund, a series of the Trust (the “Fund”). Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Greenberg Traurig LLP to make on behalf of the Trust.
Comment 1. We note that a number of the Fund’s investment holdings are significantly larger than the average daily trading volume in those securities. Please explain how the Fund’s valuation policy considers the size of investments relative to measures of market demand, such as daily trading volume, to assess the reliability of the use of market quoted prices as exit prices, and if any adjustments are made to such prices. See, ASC 820-10-35-3 and ASC 820-10-20.
Response. The Registrant has indicated that, as part of its Liquidity Risk Management Program, the Advisor of the Fund classifies the Fund’s securities as highly liquid, moderately liquid, less liquid and illiquid.  In making the classifications, the Advisor considers the trading volume of the security in relation to the Fund’s overall holdings.  The Advisor and the Trust’s Liquidity Committee monitor these classifications on a regular basis.  If the market or other conditions change or the Advisor has reason to believe that it could not sell the position at the market price in an orderly transaction in the market, then the Advisor would initiate the fair value process.  As part of the fair valuation process, the determination of the alternative valuation would take the trading volume of the security into consideration.

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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle